Filed Pursuant to Rule 433

Registration Statement 333-253605

333-253605-1

Dated May 16, 2023

Pfizer Investment Enterprises Pte. Ltd.

Pricing Term Sheet

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Pfizer Investment Enterprises Pte. Ltd. on May 15, 2023 relating to its Prospectus dated May 15, 2023. Capitalized terms used in this term sheet but not defined herein have the meanings given to them in the prospectus supplement.

Where interest, discount income, prepayment fee, redemption premium or break cost is derived from any of the Notes (as defined herein) by any person who is not resident in Singapore and who carries on any operations in Singapore through a permanent establishment in Singapore, the tax exemption available for qualifying debt securities (subject to certain conditions) under the Income Tax Act 1947 of Singapore (the “Income Tax Act”) shall not apply if such person acquires such Notes using the funds and profits of such person’s operations through a permanent establishment in Singapore. Any person whose interest, discount income, prepayment fee, redemption premium or break cost derived from the Notes is not exempt from tax (including for the reasons described above) shall include such income in a return of income made under the Income Tax Act.

Notification under Section 309B of the Securities and Futures Act 2001 of Singapore: The Notes are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Issuer:	Pfizer Investment Enterprises Pte. Ltd.

Guarantor:	Pfizer Inc. (“Parent”)

Security:

4.650% Notes due 2025 (the “2025 Notes”)

4.450% Notes due 2026 (the “2026 Notes”)

4.450% Notes due 2028 (the “2028 Notes”)

4.650% Notes due 2030 (the “2030 Notes”)

4.750% Notes due 2033 (the “2033 Notes”)

5.110% Notes due 2043 (the “2043 Notes”)

5.300% Notes due 2053 (the “2053 Notes”)

5.340% Notes due 2063 (the “2063 Notes”)

The 2025 Notes, the 2026 Notes, the 2028 Notes, the 2030 Notes, the 2033 Notes, the 2043 Notes, the 2053 Notes and the 2063 Notes, collectively, the “Notes.”

Principal Amount:

2025 Notes: $3,000,000,000 aggregate principal amount

2026 Notes: $3,000,000,000 aggregate principal amount

2028 Notes: $4,000,000,000 aggregate principal amount

2030 Notes: $3,000,000,000 aggregate principal amount

2033 Notes: $5,000,000,000 aggregate principal amount

2043 Notes: $3,000,000,000 aggregate principal amount

2053 Notes: $6,000,000,000 aggregate principal amount

2063 Notes: $4,000,000,000 aggregate principal amount

Maturity Date:	2025 Notes: May 19, 2025 2026 Notes: May 19, 2026 2028 Notes: May 19, 2028 2030 Notes: May 19, 2030 2033 Notes: May 19, 2033 2043 Notes: May 19, 2043 2053 Notes: May 19, 2053 2063 Notes: May 19, 2063

Coupon:

2025 Notes: 4.650% annually, accruing from and including May 19, 2023

2026 Notes: 4.450% annually, accruing from and including May 19, 2023

2028 Notes: 4.450% annually, accruing from and including May 19, 2023

2030 Notes: 4.650% annually, accruing from and including May 19, 2023

2033 Notes: 4.750% annually, accruing from and including May 19, 2023

2043 Notes: 5.110% annually, accruing from and including May 19, 2023

2053 Notes: 5.300% annually, accruing from and including May 19, 2023

2063 Notes: 5.340% annually, accruing from and including May 19, 2023

Interest Payment Dates:	May 19 and November 19 of each year, beginning on November 19, 2023

Price to Public:

2025 Notes: 99.943% of principal amount

2026 Notes: 99.883% of principal amount

2028 Notes: 99.880% of principal amount

2030 Notes: 99.823% of principal amount

2033 Notes: 99.850% of principal amount

2043 Notes: 98.000% of principal amount

2053 Notes: 99.851% of principal amount

2063 Notes: 98.057% of principal amount

Benchmark Treasury:

2025 Notes: 3.875% due April 30, 2025

2026 Notes: 3.625% due May 15, 2026

2028 Notes: 3.500% due April 30, 2028

2030 Notes: 3.500% due April 30, 2030

2033 Notes: 3.375% due May 15, 2033

2043 Notes: 3.875% due February 15, 2043

2053 Notes: 3.625% due February 15, 2053

2063 Notes: 3.625% due February 15, 2053

Benchmark Treasury Price and Yield:

2025 Notes: 99-19 3⁄4; 4.080%

2026 Notes: 99-21+; 3.742%

2028 Notes: 99-28; 3.527%

2030 Notes: 99-26; 3.530%

2033 Notes: 98-25+; 3.519%

2043 Notes: 98-21; 3.973%

2053 Notes: 95-27+; 3.860%

2063 Notes: 95-27+; 3.860%

Spread to Benchmark Treasury Yield:	2025 Notes: T+60 bps 2026 Notes: T+75 bps 2028 Notes: T+95 bps 2030 Notes: T+115 bps 2033 Notes: T+125 bps 2043 Notes: T+130 bps 2053 Notes: T+145 bps 2063 Notes: T+160 bps

Yield to Maturity:	2025 Notes: 4.680% 2026 Notes: 4.492% 2028 Notes: 4.477% 2030 Notes: 4.680% 2033 Notes: 4.769% 2043 Notes: 5.273% 2053 Notes: 5.310% 2063 Notes: 5.460%

Tax Redemption:	In the event of certain developments affecting taxation, the Issuer will have the right, at its option, to redeem the Notes of a series, in whole but not in part, at any time upon giving prior notice, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, to, but excluding, the date of redemption.

Optional Redemption:

The 2025 Notes will be redeemable, in whole or in part, at any time and from time to time, prior to May 19, 2025 (the maturity date for the 2025 Notes), at the Issuer’s option, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of the 2025 Notes to be redeemed; plus, in either case, accrued and unpaid interest on the 2025 Notes being redeemed to, but excluding, the redemption date.

The 2026 Notes, 2028 Notes, 2030 Notes, 2033 Notes, 2043 Notes, 2053 Notes and 2063 Notes will be redeemable, in whole or in part, at any time and from time to time, prior to April 19, 2026 (one month prior to the 2026 Notes maturity date) (the “2026 Par Call Date”), April 19, 2028 (one month prior to the 2028 Notes maturity date) (the “2028 Par Call Date”), March 19, 2030 (two months prior to the 2030 Notes maturity date) (the “2030 Par Call Date”), February 19, 2033 (three months prior to the 2033 Notes maturity date) (the “2033 Par Call Date”), November 19, 2042 (six months prior to the 2043 Notes maturity date) (the “2043 Par Call Date”), November 19, 2052 (six months prior to the 2053 Notes maturity date) (the “2053 Par Call Date”) or November 19, 2062 (six months prior to the 2063 Notes maturity date) (the “2063 Par Call Date” and, together with the 2026 Par Call Date, the 2028 Par Call Date, the 2030 Par Call Date, the 2033 Par Call Date, the 2043 Par Call Date and the 2053 Par Call Date, the “Par Call Dates” and each, a “Par Call Date”), at the Issuer’s option, in each case, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming such Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (i) 15 basis points in the case of the 2026 Notes, (ii) 15 basis points in the case of the 2028 Notes, (iii) 20 basis points in the case of the 2030 Notes, (iv) 20 basis points in the case of the 2033 Notes, (v) 20 basis points in the case of the 2043 Notes, (vi) 25 basis points in the case of the 2053 Notes and (vii) 25 basis points in the case of the 2063 Notes less (b) interest accrued to, but excluding, the date of redemption, and (2) 100% of the principal amount of such Notes to be redeemed; plus, in either case, accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the Notes of the applicable series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Special Mandatory Redemption and Assumption of 2033 and 2053 Notes:	If (i) the Merger is not consummated on or before the Special Mandatory Redemption End Date or (ii) the Issuer notifies the trustee under the indenture that Parent will not pursue consummation of the Merger, the Issuer will be required to redeem each series of the Notes, other than the 2033 Notes and the 2053 Notes, at a redemption price equal to 101% of the principal amount of such series of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the Special Mandatory Redemption Date. The Special Mandatory Redemption will not apply to the 2033 Notes and the 2053 Notes. In the event of a triggering of the Special Mandatory Redemption and following completion of the Special Mandatory Redemption, the Parent will assume the obligations of the Issuer under the 2033 Notes and the 2053 Notes and will become the successor issuer of the 2033 Notes and the 2053 Notes, the Issuer will no longer be an obligor under the 2033 Notes and the 2053 Notes and the Guarantee with respect to the 2033 Notes and the 2053 Notes will be released in full. The assumption of the 2033 Notes and the 2053 Notes by the Parent shall be treated as a Parent Assumption (as defined herein) for purposes of the indenture.

Substitution of the Parent as Issuer:	The Parent has the right, at its option at any time, without the consent of any holders of any series of Notes, to be substituted for, and assume the obligations of, the Issuer under each series of the Notes that are then outstanding under the indenture if, immediately after giving effect to such substitution, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, has occurred and is continuing (other than a default or event of default that would be cured by such substitution), provided that the Parent executes a supplemental indenture in which it agrees to be bound by the terms of each such series of Notes and the indenture (the “Parent Assumption”). Upon such Parent Assumption, the covenant described under “Description of Notes—Payment of Additional Amounts” and the tax redemption provision described under “Description of Notes— Optional Redemption; Redemption for Tax Reasons; No Sinking Fund—Redemption for Tax Reasons” in the prospectus supplement will cease to apply. In the case of such Parent Assumption, (i) the Issuer will be relieved of any further obligations under the assumed series of Notes and the indenture and (ii) the Parent will be released from all obligations under the Guarantee, but will instead become the primary (and sole) obligor under such Notes and the related indenture provisions. See “U.S. Federal Income Tax Considerations — Parent Assumption of the Notes” in the prospectus supplement for discussion of possible tax considerations.

Denominations:	Minimum of $2,000 principal amount and integral multiples of $1,000 in excess of $2,000 for each series

Day Count Convention:	30/360

Expected Settlement Date:

May 19, 2023 (T+3)

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the second business day before the delivery of the Notes hereunder will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement.

CUSIP/ISIN:

2025 Notes: 716973 AA0 / US716973AA02

2026 Notes: 716973 AB8 / US716973AB84

2028 Notes: 716973 AC6 / US716973AC67

2030 Notes: 716973 AD4 / US716973AD41

2033 Notes: 716973 AE2 / US716973AE24

2043 Notes: 716973 AF9 / US716973AF98

2053 Notes: 716973 AG7 / US716973AG71

2063 Notes: 716973 AH5 / US716973AH54

Expected Ratings (Moody’s/S&P)*:	A1 (Negative)/A+(Stable)

Joint Lead Managers and Joint Book-Running Managers:	Citigroup Global Markets Singapore Pte. Ltd. Merrill Lynch (Singapore) Pte. Ltd. Goldman Sachs (Singapore) Pte. J.P. Morgan Securities Asia Private Limited

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Senior Co-Managers:	BNP Paribas Securities Corp. Mizuho Securities USA LLC Santander US Capital Markets LLC

Co-Managers:

Siebert Williams Shank & Co., LLC

Standard Chartered Bank

Loop Capital Markets LLC

PNC Capital Markets LLC

SG Americas Securities, LLC

Academy Securities, Inc.

Samuel A. Ramirez & Company, Inc.

Stern Brothers & Co.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes from the Preliminary Prospectus Supplement

The preliminary prospectus supplement is hereby updated to reflect the following changes:

In the sixth and seventh sentences of the second paragraph on the cover, the section “Summary—The Offering—Special Mandatory Redemption and Assumption of 2063 Notes”, the section “Summary—The Offering—Use of Proceeds”, the section “Risk Factors—If the Merger is not completed on or before the Special Mandatory Redemption End Date, the Issuer will be required to redeem the notes, other than the 2063 notes. If this occurs, you may realize a lower return on your investment than if the notes had been held through maturity”, the section “Use of Proceeds,” the section “Description of Notes—Special Mandatory Redemption,” and the section “Description of Notes—Parent Assumption of the Notes,” all references to the “2063 notes” shall be replaced with the “2033 notes and the 2053 notes.”

As a result, all information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling (i) Citigroup toll-free at (800) 831-9146, (ii) BofA Securities toll-free at (800) 294-1322, (iii) Goldman Sachs toll-free at (866) 471-2526 and (iv) J.P. Morgan at (212) 834-4533.